# LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

03 JUN 19 AM 7:21

June 17, 2003



82-34729

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):



**Press release dated June 17, 2003 – Legacy Hotels Real Estate Investment Trust Suspends Second Quarter Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dw 6/24

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: 
Sari L. Diamond
Secretary

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

**For immediate release**

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST SUSPENDS SECOND QUARTER DISTRIBUTION**

**TORONTO, June 17, 2003** - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that given the current challenging operating environment, it will not pay a second quarter distribution. The prior quarter's distribution was $0.185 per unit.

"While Legacy's operating fundamentals are sound, recent disruptions in the lodging industry continue to negatively impact hotel results. Specifically, severe acute respiratory syndrome continues to have a significant effect on Toronto as well as the Canadian travel industry generally," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "With a debt to total asset ratio of approximately 40%, Legacy remains conservatively financed. However, given the current operating environment, the Board of Trustees felt it was prudent to preserve Legacy's financial resources."

"It is difficult to predict the severity of the impact on our portfolio during the important summer months and therefore we remain cautious about our performance for the balance of the year. We believe that current industry conditions will be short-term in nature and that Legacy is well-positioned to take advantage of a return to more normal business conditions," continued Mr. Labatte.

Legacy will release its second quarter results on July 22, 2003. At that time, Legacy will provide additional information on recent trends and its outlook for the year. Third quarter distributions will be reviewed in September 2003.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca



# LEGACY
## HOTELS

REAL ESTATE INVESTMENT TRUST

June 17, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

**Press release dated June 17, 2003 – Legacy Hotels Real Estate Investment Trust Suspends Second Quarter Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: 
Sari L. Diamond
Secretary

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

**For immediate release**

## LEGACY HOTELS REAL ESTATE INVESTMENT TRUST SUSPENDS SECOND QUARTER DISTRIBUTION

**TORONTO, June 17, 2003** - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that given the current challenging operating environment, it will not pay a second quarter distribution. The prior quarter's distribution was $0.185 per unit.

"While Legacy's operating fundamentals are sound, recent disruptions in the lodging industry continue to negatively impact hotel results. Specifically, severe acute respiratory syndrome continues to have a significant effect on Toronto as well as the Canadian travel industry generally," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "With a debt to total asset ratio of approximately 40%, Legacy remains conservatively financed. However, given the current operating environment, the Board of Trustees felt it was prudent to preserve Legacy's financial resources."

"It is difficult to predict the severity of the impact on our portfolio during the important summer months and therefore we remain cautious about our performance for the balance of the year. We believe that current industry conditions will be short-term in nature and that Legacy is well-positioned to take advantage of a return to more normal business conditions," continued Mr. Labatte.

Legacy will release its second quarter results on July 22, 2003. At that time, Legacy will provide additional information on recent trends and its outlook for the year. Third quarter distributions will be reviewed in September 2003.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress. The management companies of Fairmont Hotels & Resorts Inc. operate all of Legacy's properties.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca